EXHIBIT 16.2



                     [LETTERHEAD OF HEIN + ASSOCIATES, LLP]


Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

     We were previously principal accountants for Medical Management Systems, Inc. and, under the date of March 1, 2000, we reported on the financial statements of Medical Management Systems, Inc. as of and for the years ended December 31, 1998 and 1999. On May 31, 2000, our appointment as principal accountants was terminated. We have read Medical Management's Systems Inc.'s statements included under Item 4 of its Form 8-K dated May 31, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with Medical Management System, Inc.'s statements that our termination and the appointment of Simon Krowitz Bolin & Associates, P.A. were ratified by the Board of Directors, or whether there was any consultation with Simon Krowitz Bolin & Associates, P.A..


Very truly yours,


/s/  HEIN + ASSOCIATES, LLP